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                                                                   EXHIBIT 99.1


[PRICE WATERHOUSE LETTERHEAD APPEARS HERE]


March 30, 1998

Mr. Joseph P. Gisch
Chief Financial Officer
Details Capital Corp.
Details, Inc.
1231 Simon Circle
Anaheim, CA 92806

Dear Mr. Gisch:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 30, 1998.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Details Capital Corp. and Details, Inc. on or before the date the Form 10-K of Details Capital Corp. and Details, Inc. for the year ended December 31, 1997 is required to be filed.

Very truly yours,

/s/ Price Waterhouse LLP
Price Waterhouse LLP